EXHIBIT 12
PROFESSIONAL VETERINARY PRODUCTS, LTD.
Computation of Ratio of Earnings to Fixed Charges
For the Five Years Ended July 31, 2004 and Nine Months Ended April 30, 2005
(in thousands, except per share data)

											Nine
	Fiscal		Fiscal		Fiscal		Fiscal		Fiscal		Months
	July 31,		July 31,		July 31,		July 31,		July 31,		Ended
	2000		2001		2002		2003		2004		April 30,
	(Restated)		(Restated)		(Restated)		(Restated)		(Restated)		2005

Earnings:

Income before income taxes	$868		$694		$1,748		$4,988		$4,727		$4,751

Plus interest expense	862		1,006		850		1,075		1,149		917

Earnings available for fixed charges	$1,730		$1,700		$2,598		$6,063		$5,876		$5,668

Interest expense	$862		$1,006		$850		$1,075		$1,149		$917

Ratio of earnings to fixed charges	2.01	x	1.69	x	3.06	x	5.64	x	5.11	x	6.18	x